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Varsity Club

Cocktail Bar

317 Delaware St
Kansas City, MO 64105
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Investment Opportunity
Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Varsity Club is seeking investment to build and operate a craft cocktail bar in Kansas City's Historic River Market neighborhood.
First LocationLease SecuredGenerating Revenue
This is a preview. It will become public when you start accepting investment.
Executive Summary

With the current revitalization in the Kansas City River Market, there has never been a better time to open and anchor a craft drinking experience in this booming district.

Varsity Club will reinvent the drinking experience in the River Market. There is currently not a craft bar in the area that's open daily and offers fast, quality service with well-made drinks. Varsity Club will feature fare that pays homage to classic cocktails and eats, but we'll approach things with a revitalized and modern twist. We will offer high-end products with a relaxed and approachable experience, identifying as a modern casual-style bar that serves handcrafted cocktails and sought-after European lagers. Our intent is to also tap into the soccer community in Kansas City and provide a space where fans can view Premier League soccer, which is lacking in our city. Although we will always self-identify as a pub-style bar that shows soccer as an/aesthetic, we will not be what is thought of as a traditional "sports bar."

Varsity Club will be elegant, bright, clean, and classic. We will draw inspiration from the array of bars we have visited in the most influential cities in the world. By doing this, we hope to create a space that will look just as fresh and beautiful in 10 years as it does today. Multiple bars in Kansas City feature a distinctly masculine ambiance. We intend to buck that trend by creating a space that caters to everyone and features a classic sensibility. We want to provide a space where a couple can celebrate an anniversary and a group of friends can get together to watch a soccer match and unwind. To make this possible, we are designing the space to give people the freedom to decide for themselves what they want their night to look like.

Varsity Club will exist to provide high-end service with modern twists on classic cocktails in an elegant and inspiring pub atmosphere that connects our customers with the city around them. Our ultimate desire is to create a positive customer experience through cordial service and attention to detail while remaining casual and approachable. Our intent is to not compete with buttoned up, high-end bars, but bridge the gap between those and the pub-style neighborhood bar experience.

Varsity Club wants to be the reliable neighborhood bar in the River Market. Currently, there is a lack of bars in the area that are open throughout the week and during prime drinking nights and hours. We want to tap into this rising social drinking scene and offer a place where people know they will have a great experience, every time. We will hire our staff based on personality and work ethic, as well as create an environment where employees are excited to be at work.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
LOCATION
Varsity Club will be classic, clean, and comfortable, inspired by the traditional Irish pub and the many neighborhood bars we have visited in New York and Chicago. Varsity Club has found a home at 317 Delaware directly across from the Historic City Market.
The proposed space is a garden-level, shotgun style basement that enters directly across from an open, green park frequented by the residents of the neighborhood and visitors to the market.

The space features a cobblestone patio that shares a border with the park and will seat a minimum of 20 patrons, be dog friendly, and feature views of the City Market and Downtown skyline.

A highlighted feature of the front patio is the opportunity to serve to-go cocktails, a recent allowance made due to the Covid-19 pandemic. The City Market is perhaps the single most popular weekly attraction in Kansas City and we hope to invite their business, both dine-in and to-go, through the visibility of our patio.

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THE TEAM

Caleb Roye

Owner

Levi Roye

Owner

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Future Plans

Varsity Club is not opening with the intention to remain a singular establishment. Our intention is to actively pursue other opportunities for growth and to increase the value of our business.

Phase 2 of Varsity Club is to offer coffee and a to-go drink service during the busy weekend days in the River Market. We want to tap into the amount of people who are spending their weekends walking around and enjoying the area.

Phase 3 would be to open additional bar concepts that focus on other untapped drinking experiences in Kansas City. Our goal is to be an established hospitality group.

This is a preview. It will become public when you start accepting investment.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Tenant Improvements $75,000

Marketing $5,000

Inventory $13,250

Mainvest Compensation $6,750

Total $100,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $872,342 $959,576 $1,026,746 $1,078,083 $1,110,425

Cost of Goods Sold $191,282 $210,410 $225,138 $236,394 $243,485

Gross Profit $681,060 $749,166 $801,608 $841,689 $866,940

EXPENSES

Rent $40,000 $41,000 $42,025 $43,075 $44,151

Labor Costs $84,943 $87,066 $89,242 $91,473 $93,759

SG&A Expenses $43,000 $44,075 $45,176 $46,305 $47,462

Insurance $10,000 $10,250 $10,506 $10,768 $11,037

Equipment $5,000 $5,125 $5,253 $5,384 $5,518

Repairs & Maintenance $5,000 $5,125 $5,253 $5,384 $5,518

Legal & Professional Fees $10,000 $10,250 $10,506 $10,768 $11,037

Operating Profit $483,117 $546,275 $593,647 $628,532 $648,458

This information is provided by Varsity Club. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

2022 Income Statement

Varsity Club Business Plan.pdf

Y1 Sales Forecast.pdf

Investment Round Status

$100,000

TARGET

$124,000

MAXIMUM

This investment round closes on December 29th, 2023. 0 people have invested so far.

Summary of Terms
Legal Business Name Roye Brothers
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 4%-5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date June 30th, 2029
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Varsity Club's fundraising. However, Varsity Club may require additional funds from alternate sources at a later date.

Forecasted milestones

Varsity Club forecasts the following milestones:

Secure lease in Kansas City, Missouri by October 1, 2023.

Hire for the following positions by January 2024: Bar Manager, Lead Bartender, Bartender, Host

Achieve $846,000 revenue per year by 2025.

Achieve $240,000 profit per year by 2024.

No operating history

Varsity Club was established in June 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Varsity Club to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Varsity Club operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Varsity Club competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Varsity Club's core business or the inability to compete successfully against the with other competitors could negatively affect Varsity Club's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Varsity Club's management or vote on and/or influence any managerial decisions regarding Varsity Club. Furthermore, if the founders or other key personnel of Varsity Club were to leave Varsity Club or become unable to work, Varsity Club (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Varsity Club and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Varsity Club is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Varsity Club might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Varsity Club is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Varsity Club

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Varsity Club's financial performance or ability to continue to operate. In the event Varsity Club ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Varsity Club nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Varsity Club will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Varsity Club is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Varsity Club will carry some insurance, Varsity Club may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Varsity Club could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Varsity Club's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Varsity Club's management will coincide: you both want Varsity Club to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Varsity Club to act conservative to make sure they are best equipped to repay the Note obligations, while Varsity Club might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Varsity Club needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Varsity Club or management), which is responsible for monitoring Varsity Club's compliance with the law. Varsity Club will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Varsity Club is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Varsity Club fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Varsity Club, and the revenue of Varsity Club can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Varsity Club to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Varsity Club. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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